

April 29, 2011

<u>Via E-Mail</u>

Mr. Bradley E. Sparks
Chief Financial Officer
Laredo Oil, Inc.
2203 Townes Lane
Austin, Texas 78703

> **Re: Laredo Oil, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed September 14, 2010**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2010**
> **Filed October 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2010**
> **Filed January 14, 2011**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2011**
> **Filed April 14, 2011**
> **Response Letter Dated April 14, 2011**
> **File No. 333-153168**

Dear Mr. Sparks,

        We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended May 31, 2010</u>

<u>General</u>

1.   We note your response to comment one in our letter dated March 31, 2011 and re-issue the comment. Please show us how you intend to comply with the comment by providing us on a draft basis a revised "Business" section, using information for the fiscal year

ended May 31, 2010. If you retain the discussion of regulation in the states of Texas, Oklahoma, Arkansas and Montana, clarify that those states are relevant because you identified potential field acquisitions there.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

2.   We note your response to comments two and three in our letter dated March 31, 2011 and re-issue the comments. Please show us how you intend to comply with the comments by providing us on a draft basis a revised MD&A section, using information for the fiscal year ended May 31, 2010. Include the information you provided in your response letter to us. Also, as requested in prior comment three, explain, from the perspective of May 31, 2010, how you are planning to spend your capital in the next twelve months. Describe in greater detail your cash needs and explain the types of expenditures that you intend to make.

Security Ownership of Certain Beneficial Owners and Management, page 12

3.   We note your response to comment two in our letter dated March 31, 2011. Please confirm that you will include the information presented in your response in your future filings that require a Security Ownership of Certain Beneficial Owners and Management table.

Financial Statements

Note 8 – Notes Payable, page F-10

4.   We note your response to comment six in our letter dated March 31, 2011 indicating that the Subordinated Convertible Promissory Notes (Notes) are only convertible upon the completion of a future financing. You also indicate that you applied the guidance of FASB ASC paragraph 480-10-55-22 when recording the financing premium as a liability on your balance sheet. Please note this guidance is applicable to financial instruments that embody obligations requiring (or permitting at the issuer's discretion) settlement by issuance of a variable number of the issuer's equity shares that have a value equal to a fixed monetary amount. Please specify the terms of the Notes that support the application of this guidance. In addition, please tell us what consideration you have given as to whether the conversion feature represents an embedded derivative that would require bifurcation under the guidance of FASB ASC subtopic 815-40 or whether the guidance of FASB ASC subtopic 470-20 relating to debt with contingent conversion features may be applicable.

5.   We note your response to comment seven in our letter dated March 31, 2011 indicating that you treated the warrants attached to the Notes as well as the warrants issued to Seaside 88 LP and Sutter Securities Incorporated as equity transactions. As previously requested, please provide a detailed analysis to support your classification of these warrants as equity. That is, explain how you concluded these instruments are indexed to

your own stock and classified as stockholders' equity in accordance with the guidance in
FASB ASC subtopic 815-40.

Closing Comments

You may contact Joanna Lam at (202) 551-3476, or Jenifer Gallagher at (202) 551-3706
if you have questions regarding comments on the financial statements and related matters.
Please contact Douglas Brown at (202) 551-3265, or in his absence, Alexandra Ledbetter at
(202) 551-3317 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director